Exhibit 99.1

Annual General and Special Meeting of Holders of Common Shares

of

ALMADEN MINERALS LTD.
(the “Issuer”)

held on June 26, 2025

REPORT OF VOTING RESULTS
National Instrument 51-102 - Continuous Disclosure Obligations Section 11.3

Matters Voted Upon

General Business	Outcome of Vote
1. Elect the following nominees as directors		For	Withheld
(a) Duane Poliquin	Elected	41,537,713	2,640,240
(b) Morgan Poliquin	Elected	44,037,858	140,095
(c) Alfredo Phillips	Elected	44,057,781	120,172
(d) Kevin O’Kane	Elected	44,047,973	129,980
(e) Michael Kosowan	Elected	44,057,926	120,027
2. Appoint Davidson & Company, Chartered Professional Accountants, as Auditor	Appointed	44,105,098	72,855
		For	Against
3. Approve the amended and restated Rolling Stock Option Plan	Approved	43,770,945	407,008
4. Approve the key persons retention agreement by and between the Company and the persons named therein	Approved	43,875,409	302,544

Dated at Vancouver, B.C., this 26th day of June, 2025.

ALMADEN MINERALS LTD.

Per

“J. Duane Poliquin”
J. Duane Poliquin
Chair